SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

ARMSTRONG WORLD INDUSTRIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

04247X102
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust – 20-5578170
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,433,118 – See Item 5
	9	SOLE DISPOSITIVE POWER 16,049,653
	10	SHARED DISPOSITIVE POWER 0 – See Item 5
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,433,118 – See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14		TYPE OF REPORTING PERSON* OO

Introductory Note

This Schedule 13D Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed by The Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”) on August 11, 2009 in which the Trust disclosed the acquisition of 36,981,480 shares (the “Trust Shares”) of common stock, par value $0.01 per share (“Issuer Common Stock”) of Armstrong World Industries, Inc., a Pennsylvania corporation (the “Corporation”), under the Fourth Amended Plan of Reorganization, as Modified, dated February 21, 2006 (the “Plan of Reorganization”), of the Corporation.

All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

This Amendment No. 3 is being filed by the Trust to amend Items 4 and 5 for purposes of reporting certain transactions in Issuer Common Stock.

Item 2.  Identity and Background

This Amendment amends Item 2 of the Schedule 13D by revising the address for Anne M. Ferrazi – Trustee to be 4 Lazee Trail, Houston, Texas 77024.

Item 4.  Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Schedule 13D by adding the following after the last paragraph under the heading “Sales”:

On September 10, 2013, TPG and the Trust, in their capacity as selling shareholders, entered into an underwriting agreement attached hereto as Exhibit 99.1 (the “September 2013 Offering Underwriting Agreement”) with the Issuer and Deutsche Bank Securities Inc. (the “September 2013 Offering Underwriter”), pursuant to which TPG agreed to sell 2,744,425 shares of Issuer Common Stock and the Trust agreed to sell 9,312,957 shares of Issuer Common Stock, in each case for a cash purchase price of $51.41 per share and pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-179711) (such registered offering, the “September 2013 Sale”).  The September 2013 Sale closed on September 13, 2013.

Each of TPG, the Trust, and each executive officer and director of the Issuer agreed with the Underwriter, pursuant to a lock-up agreement (each, a “September 2013 Offering Lock-Up Agreement”), not to, subject to certain exceptions, (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, (ii) enter into any transaction which is designed to or might reasonably be expected to result in the transfer or disposition of, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in respect of or (iv) exercise any right with respect to the registration of, or file or cause to be filed any registration statement in connection with the registration of, any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock, or publicly announce an intention to effect any such transaction, for a period beginning on the date of such September 2013 Offering Lock-Up Agreement and continuing for 45 days after September 10, 2013, the date of the September 2013 Underwriting Agreement, except with the prior written consent of the September 2013 Underwriter.

Item 5.  Interest in Securities of Issuer.

     (a)  See Item 4.

     (b)  See Item 4.

     (c)  See Item 4.

     (d)  See Item 4.

     (e)  Not applicable.

Item 7.  Material to be filed as Exhibits.

     99.1  Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Corporation’s Current Report on Form 8-K dated September 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 13, 2013

Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust

By:	/s/ *
Name
Title

*By:	/s/ Edward E. Steiner
Edward E. Steiner, as Attorney-in-Fact